10 February 2022

RESULTS FOR THE YEAR TO 31 DECEMBER 2021

RELX, the global provider of information-based analytics and decision tools, reports results for 2021.

2021 Highlights

➣Revenue £7,244m (£7,110m), underlying growth +7%

➣Adjusted operating profit £2,210m (£2,076m), underlying growth +13%

➣Adjusted profit before tax £2,077m (£1,916m), constant currency growth +15%

➣Reported operating profit £1,884m (£1,525m)

➣Reported profit before tax £1,797m (£1,483m)

➣Adjusted EPS 87.6p (80.1p), constant currency growth +17%

➣Reported EPS 76.3p (63.5p)

➣Net debt/EBITDA 2.4x; adjusted cash flow conversion 101%

➣Proposed full year dividend 49.8p (47.0p) +6%

2022 Outlook

➣Following the improved performance in 2021 across the company, we expect 2022 full year underlying growth rates in revenue and adjusted operating profit, as well as constant currency growth in adjusted earnings per share, to remain above historical trends.

➣We are announcing our intention to deploy a total of £500m on share buybacks in 2022.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong underlying revenue and profit growth in 2021. We believe that this improved growth trajectory is a reflection of our ongoing strategy of focusing on the organic development of increasingly sophisticated analytics and decision tools that deliver enhanced value to our customers across market segments. Recent acquisitions, which have supplemented our organic growth strategy, have continued to perform well.”

“We also continued to build on our strong corporate responsibility performance during the year, further improving on our key internal metrics and extending the scope of our unique contributions. This was again recognised in the high ESG ratings ascribed to us by a number of external agencies.”

“In recognition of the strong financial performance we are proposing a +6% increase in the full year dividend to 49.8p (47.0p).”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Operating and financial review

RELX 2021 I Results 2

Revenue £7,244m (£7,110m); underlying growth +7%: Electronic revenue, representing 86% of the total, grew +6%, driven by further development of analytics and decision tools.

Adjusted operating profit £2,210m (£2,076m); underlying growth +13%: Continued process innovation kept cost growth below revenue growth, driving strong underlying growth in adjusted operating profit, and resulting in an improvement in adjusted operating margin to 30.5% (29.2%). Adjusted operating profit includes a £35m one-off charge relating to reductions in our corporate real estate footprint.

Reported operating profit £1,884m (£1,525m): Reported operating profit includes amortisation of acquired intangible assets of £298m (£376m) and portfolio related costs of £21m (credit of £12m).  Exceptional costs were nil (£183m).

Adjusted profit before tax £2,077m (£1,916m); constant currency growth +15%: Adjusted profit before tax benefited from lower adjusted net interest expense of £133m (£160m), reflecting both lower average net borrowings and lower interest rates.

Reported profit before tax £1,797m (£1,483m): Reported profit before tax includes disposal net gains of £55m (£130m). Reported net interest expense was £142m (£172m).

Tax: The adjusted tax charge was £384m (£373m). The adjusted effective tax rate was 18.5% (19.5%), with both years benefitting from non-recurring tax credits. The reported tax charge was £326m (£275m).

Adjusted EPS 87.6p (80.1p) +9%; constant currency growth +17%

Reported EPS 76.3p (63.5p) +20%

Dividend: We are proposing a +6% increase in the full year dividend to 49.8p (47.0p). Dividend cover, based on adjusted earnings per share, is 1.8x (1.7x).

Net debt/EBITDA 2.4x (3.3x) including pensions: Net debt, including leases, was £6.0bn (£6.9bn) at 31 December 2021. Excluding pensions, net debt/EBITDA was 2.3x (3.0x). Adjusted cash flow conversion was 101% (97%).

Portfolio development: In 2021 we completed twelve small acquisitions for a total consideration of £255m, and disposed of five small assets for a total consideration of £22m.

Share buybacks: No share buybacks were made in 2021. In 2022 we intend to deploy £500m on share buybacks reflecting our strong financial position and cash flow profile.

Environmental, social and governance (ESG) recognition: In 2021 RELX achieved a AAA MSCI ESG rating for a sixth consecutive year; moved up to first in its industry sector in Sustainalytics ESG rankings; and maintained its number four ranking in the Responsibility100 Index, which measures FTSE 100 companies against the UN Sustainable Development Goals. RELX continues to be one of 38 LEAD companies of the UN Global Compact among approximately 12,000 business signatories.

Operating and financial review

RELX 2021 I Results 3

RELX FINANCIAL SUMMARY

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Underlying Growth
Revenue	7,244	7,110	+2%	+8%	+7%
Adjusted operating profit	2,210	2,076	+6%	+13%	+13%
Adjusted operating margin	30.5%	29.2%
Reported operating profit	1,884	1,525	+24%
Adjusted net interest expense	(133)	(160)
Adjusted profit before tax	2,077	1,916	+8%	+15%
Adjusted tax	(384)	(373)
Adjusted net profit	1,689	1,543	+9%	+17%
Reported net profit	1,471	1,224	+20%
Reported net margin	20.3%	17.2%
Adjusted earnings per share	87.6p	80.1p	+9%	+17%
Reported earnings per share	76.3p	63.5p	+20%
Net debt	6,017	6,898
Ordinary dividend per share	49.8p	47.0p	+6%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2020, we also excluded exceptional costs in the Exhibitions business.  Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2020 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: the impact of the Covid-19 pandemic as well as other pandemics or epidemics; current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for RELX products; demand for RELX products and services; competitive factors in the industries in which RELX operates; inability to realise the future anticipated benefits of acquisitions; significant failure or interruption of RELX systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; changes in economic cycles, severe weather events, natural disasters and terrorism; compromises of RELX cyber security systems or other unauthorised access to our databases; failure of third parties to whom RELX has outsourced business activities; inability to retain high-quality employees and management; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2021 I Results 4

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
REVENUE
Risk	2,474	2,417	+2%	+9%	+9%
Scientific, Technical & Medical	2,649	2,692	-2%	+4%	+3%
Legal	1,587	1,639	-3%	+2%	+3%
Exhibitions	534	362	+48%	+55%	+44%
Total	7,244	7,110	+2%	+8%	+7%
ADJUSTED OPERATING PROFIT
Risk	915	894	+2%	+10%	+10%
Scientific, Technical & Medical	1,001	1,021	-2%	+3%	+3%
Legal	326	330	-1%	+4%	+5%
Exhibitions	10	(164)	nm	nm	nm
Unallocated items	(42)*	(5)
Total	2,210	2,076	+6%	+13%	+13%

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale.

*Includes a £35m one-off charge relating to reductions in our corporate real estate footprint.

nm: not meaningful

Risk

Operating and financial review

RELX 2021 I Results 5

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	2,474	2,417	+2%	+9%	+9%
Adjusted operating profit	915	894	+2%	+10%	+10%
Adjusted operating margin	37.0%	37.0%

99% of revenue electronic

Strong fundamentals driving underlying revenue growth.

Underlying revenue growth was +9%. Underlying adjusted operating profit growth of +10% was slightly ahead of underlying revenue growth, offset by currency effects to leave adjusted operating margin unchanged.

In Business Services, which represents around 45% of divisional revenue, double digit growth was driven by demand for fraud prevention analytics and decision tools, with digital identity solutions including ThreatMetrix and Emailage performing particularly well. Financial Crime & Compliance growth rates continued to improve, and Business Risk & Alternative Credit grew strongly.

In Insurance, which represents just under 40% of divisional revenue, we continued to drive growth through the roll-out of enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. Driving patterns and claims activity continued to recover towards historical trends. US auto shopping activity fluctuated through the period as a number of factors that influence the US auto and insurance markets varied more than usual during the year. New business sales grew strongly.

In Specialised Industry Data Services, which represents just over 10% of divisional revenue, end market dynamics continued to vary by segment, but recently returned to strong growth overall.

In Government, strong growth was driven by the continued development and roll-out of analytics and decision tools.

2022 outlook: We expect strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Scientific, Technical & Medical

Operating and financial review

RELX 2021 I Results 6

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	2,649	2,692	-2%	+4%	+3%
Adjusted operating profit	1,001	1,021	-2%	+3%	+3%
Adjusted operating margin	37.8%	37.9%

88% of revenue electronic

Improved underlying revenue growth driven by further development of datasets and analytics.

Underlying revenue growth was +3%, driven by continued good growth in electronic revenue, which represents 88% of divisional revenue. Print revenue declines moderated after the prior year’s unusually steep declines.

Underlying adjusted operating profit growth was +3%, in line with underlying revenue growth. Adjusted operating margin was largely unchanged with the positive impact from currency movements more than offset by portfolio effects.

In Primary Research growth was driven by broader content sets, increasing sophistication of analytics, and evolving technology platforms. Article submissions remained at last year’s elevated levels. The number of articles published grew strongly, with continued growth in subscription articles and particularly strong growth in open access articles, leading to further market share gains in both payment models.

In Databases & Tools and Electronic Reference, representing over a third of divisional revenue, strong growth was driven by content development and enhanced machine learning and natural language processing-based functionality. Strong growth continued in medical education and clinical solutions across reference and decision support tools.

2022 outlook: Based on the improved performance in 2021, we expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Operating and financial review

RELX 2021 I Results 7

Legal

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	1,587	1,639	-3%	+2%	+3%
Adjusted operating profit	326	330	-1%	+4%	+5%
Adjusted operating margin	20.5%	20.1%

87% of revenue electronic

Improved underlying revenue growth driven by legal analytics.

Underlying revenue growth was +3%, with legal analytics continuing to drive good underlying growth in electronic revenue, which represents 87% of divisional revenue. Print revenue declined in line with historical trends.

Underlying adjusted operating profit growth of +5% was ahead of underlying revenue growth driving margin improvement, reflecting further process innovation.

We continued the release of broader datasets and application of machine learning and natural language processing technologies, and introduced further enhancements in the functionality of our integrated research products and market leading analytics. Lexis+ continues to perform well, with increasing adoption from customers across all segments of the market.

Trends in our major customer markets have seen some improvement. Renewal rates have been strong, and new sales grew well.

2022 outlook: Based on the improved performance in 2021, we expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Exhibitions

Operating and financial review

RELX 2021 I Results 8

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	534	362	+48%	+55%	+44%
Adjusted operating profit/(loss)	10	(164)	nm	nm	nm
Adjusted operating margin	1.9%	-45.3%

nm: not meaningful

11% of revenue electronic

Strong underlying revenue growth and positive operating result.

Underlying revenue growth was +44%, driven by a gradual reopening of exhibition venues across geographies. The difference between underlying and constant currency growth also reflects the resumption of cycling events.

In 2021 we managed our event schedule flexibly, responding to changes in local government policies, enabling us to hold a total of 269 face-to-face events during the year. We continued to make good progress on digital initiatives, with a range of digital tools supporting our physical events, and digital revenues growing strongly.

The return to a positive adjusted operating result reflects the increased activity levels and a lower cost structure.

2022 outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base.

Operating and financial review

RELX 2021 I Results 9

FINancial review: REPORTED AND ADJUSTED FIGURES

	Year ended 31 December
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Reported figures
Revenue	7,244	7,110	+2%	+8%	+7%
Operating profit	1,884	1,525	+24%
Profit before tax	1,797	1,483	+21%
Net profit attributable to RELX PLC shareholders	1,471	1,224	+20%
Net margin	20.3%	17.2%
Earnings per share	76.3p	63.5p	+20%

Adjusted figures
Revenue	7,244	7,110	+2%	+8%	+7%
Operating profit	2,210	2,076	+6%	+13%	+13%
Operating margin	30.5%	29.2%
Profit before tax	2,077	1,916	+8%	+15%
Net profit attributable to RELX PLC shareholders	1,689	1,543	+9%	+17%
Net margin	23.3%	21.7%
Earnings per share	87.6p	80.1p	+9%	+17%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2020, we also excluded exceptional costs in the Exhibitions business. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2020 full-year average and hedge exchange rates.

Revenue

Underlying revenue growth was 7%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines.

Acquisitions and exhibition cycling effects both had a small positive impact on revenue, and disposals had a small negative impact, to give growth at constant currency of 8%. The impact of currency movements was to decrease revenue growth by 6%. Reported revenue including the effects of exhibition cycling, portfolio changes and currency movements, was £7,244m (2020: £7,110m), up 2%.

Profit

Underlying growth in adjusted operating profit was 13%, with growth in each of the three largest business areas, and a return to a positive adjusted operating result in Exhibitions. Acquisitions and disposals had a small impact on adjusted operating profit growth, but combined were net neutral, giving growth at constant currency of 13%. Currency effects decreased adjusted operating profit by 7%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,210m (2020: £2,076m), up 6%.

Operating and financial review

RELX 2021 I Results 10

Operating costs on an underlying basis grew 5%, reflecting investment in global technology platforms, the launch of new products and services and one-off charges relating to a reduction in the corporate real estate footprint, partly offset by the benefits of continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, were flat.

The overall adjusted operating margin of 30.5% was 1.3 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.6 percentage points with portfolio and currency effects reducing margins by 0.1 and 0.2 percentage points respectively.

Reported operating profit was £1,884m (2020: £1,525m) up 24%, reflecting the increase in adjusted operating profit together with lower amortisation expense on acquired intangible assets and there being no exceptional costs (2020: £183m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £298m (2020: £376m). This includes impairments of £13m in respect of acquired intangible assets in Legal (2020: £65m relating to acquired intangible assets in Legal and Exhibitions). Acquisition-related items in the year included a gain of £27m (2020: £76m) from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

Adjusted net interest expense was £133m (2020: £160m), with the reduction reflecting lower average net debt and lower average interest rates. The adjusted interest expense excludes the net pension financing charge of £9m (2020: £10m).

Adjusted profit before tax was £2,077m (2020: 1,916m), up 8%. Reported profit before tax was £1,797m (2020: £1,483m) up 21%, reflecting the improvement in reported operating profit, offset by smaller gains from disposals and other non-operating items of £55m (2020: £130m), mainly relating to disposal and revaluation gains in the ventures portfolio.

The adjusted tax charge was £384m (2020: £373m). The 2021 charge includes the benefit of tax credits arising from the substantial resolution of prior year tax matters. The 2020 charge includes the benefit of temporary relaxation of interest deductibility restrictions in the United States.

The adjusted effective tax rate was 18.5% (2020: 19.5%). This excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures. The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £326m (2020: £275m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The increase in the UK corporation tax rate to 25% (from April 2023) was enacted in the first half of 2021 requiring a revaluation of deferred tax balances but the impact on the tax charge in the income statement was not material.

The adjusted net profit attributable to RELX PLC shareholders was £1,689m (2020: £1,543m), up 17% at constant currency and up 9% after changes in exchange rates. Adjusted earnings per share was also up 17% at constant currency, and after changes in exchange rates was up 9% at 87.6p (2020: 80.1p).

Operating and financial review

RELX 2021 I Results 11

The reported net profit attributable to RELX PLC shareholders was £1,471m (2020: £1,224m). Reported earnings per share was 76.3p (2020: 63.5p).

Cash flows

	Year ended 31 December
	2021 £m	2020 £m
Adjusted cash flow conversion
Adjusted operating profit	2,210	2,076
Depreciation of property, plant and equipment	52	60
Amortisation of internally developed intangible assets*	295	281
Depreciation of right-of-use assets	80	88
Pre-publication amortisation	60	62
Capital expenditure	(337)	(362)
Repayment of lease principal (net)**	(76)	(87)
Working capital and other items	(54)	(109)
Adjusted cash flow	2,230	2,009
Adjusted cash flow conversion	101%	97%

*Excluding impairment charges that have already been excluded from adjusted operating profit.

**Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

Adjusted cash flow was £2,230m (2020: £2,009m), up 11% compared with the prior period and up 20% at constant currency. The rate of conversion of adjusted operating profit to adjusted cash flow was 101% (2020: 97%).

Capital expenditure was £337m (2020: £362m), including £309m (2020: £319m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 4.7% of revenue (2020: 5.1%). Depreciation of property, plant and equipment and amortisation of internally developed intangible assets charged within adjusted operating profit was £347m (2020: £341m). Depreciation and amortisation were 4.8% of revenue (2020: 4.8%). These percentages exclude principal lease repayments under IFRS 16 of £76m (2020: £87m), pre-publication costs of £73m (2020: £80m) that were capitalised as current assets, depreciation of leased right-of-use assets of £80m (2020: £88m) and amortisation of pre-publication costs of £60m (2020: £62m).

	Year ended 31 December
	2021 £m	2020 £m
Free cash flow
Adjusted cash flow	2,230	2,009
Interest paid (net)	(118)	(172)
Cash tax paid*	(342)	(496)
Exceptional costs in Exhibitions	(52)	(51)
Acquisition-related items	(46)	(67)
Free cash flow before dividends	1,672	1,223
Ordinary dividends	(920)	(880)
Free cash flow post dividends	752	343

* Net of cash tax relief on exceptional costs incurred in 2020 and acquisition-related items and including cash tax impact of disposals.

Interest paid (net) was £118m (2020: £172m) with the higher amount in the prior period reflecting the cash element of the 2019 charge on early redemption of some long term bonds in the first half of 2020. Tax paid of £342m (2020: £496m) was lower than the current tax charge, with the difference reflecting timing of tax payments.

Operating and financial review

RELX 2021 I Results 12

In 2021, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £52m (2020: £51m). Payments made in respect of acquisition-related items amounted to £46m (2020: £67m).

Free cash flow before dividends was £1,672m (2020: £1,223m). Ordinary dividends paid to shareholders in the year, being the 2020 final dividend and 2021 interim dividend, amounted to £920m (2020: £880m). Free cash flow after dividends was an inflow of £752m (2020: £343m).

	Year ended 31 December
	2021 £m	2020 £m
Reconciliation of net debt
Net debt at 1 January	(6,898)	(6,191)
Free cash flow after dividends	752	343
Net disposal proceeds	190	29
Acquisition cash spend (including borrowings in acquired businesses)	(262)	(874)
Share repurchases	-	(150)
Purchase of shares by the Employee Benefit Trust	(1)	(37)
Other*	28	16
Currency translation	174	(34)
Movement in net debt	881	(707)
Net debt at 31 December	(6,017)	(6,898)
* Distributions to non-controlling interests, pension deficit recovery payments, leases, share option exercise proceeds

Total consideration on acquisitions completed in the year was £255m (2020: £878m). Cash spent on acquisitions was £262m (2020: £874m), including deferred consideration of £19m (2020: £5m) on past acquisitions and spend on venture capital investments of £8m (2020: £2m). Total consideration for disposals of non-strategic assets was £22m (2020: £15m). Net cash inflow from disposals, after timing differences and separation and transaction costs, and including £178m from realisation of venture capital investments, was £190m (2020: £29m). There were no share repurchases in 2021 (2020: £150m). The Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £1m (2020: £37m). Proceeds from the exercise of share options were £32m (2020: £16m).

Debt

Net debt at 31 December 2021 was £6,017m, a decrease of £881m since 31 December 2020. The majority of our borrowings are denominated in US dollars and euros, and as sterling was stronger against the euro but slightly weaker against the US dollar at the end of the year, our net borrowings decreased when translated into sterling. Excluding currency translation effects, net debt decreased by £707m. Expressed in US dollars, net debt at 31 December 2021 was $8,123m, a decrease of $1,327m.

Gross debt of £6,167m (2020: £7,123m) is comprised of bank and bond borrowings of £5,959m (2020: £6,848m) and lease liabilities under IFRS 16 of £208m (2020: £275m). The fair value of related derivative net assets was £35m (2020: £119m), finance lease receivables totalled £2m (2020: £18m) and cash and cash equivalents totalled £113m (2020: £88m). In aggregate, these give the net debt figure of £6,017m (2020: £6,898m).

The effective interest rate on gross bank and bond borrowings was 2.0% in 2021 (2020: 2.1%). As at 31 December 2021, gross bank and bond borrowings had a weighted average life remaining of 5.0 years and a total of 62% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.4x (2020: 3.3x), calculated in US dollars. Excluding pensions, the ratio was 2.3x (2020: 3.0x). The improvement in these leverage ratios reflects the recovery in earnings and the reduction in debt in the year.

Operating and financial review

RELX 2021 I Results 13

Pensions

Net pension obligations, i.e. pension obligations less pension assets, decreased to £269m (2020: £624m). There was a net deficit of £8m (2020: £354m) in respect of funded schemes, which were on average 100% funded at the end of the year on an IFRS basis. The lower deficit mainly reflects increases in the value of the UK scheme assets, combined with higher discount rates in the UK, decreasing the liability.

Liquidity

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. The Group has access to committed bank facilities aggregating $3.0bn maturing in 2023 or 2024. These committed facilities are undrawn. They include a covenant limiting the ratio of net debt to EBITDA to 3.75x, with RELX having the option once over the life of the facilities to increase this limit to 4.25x for a 12 month period (covering two consecutive semi-annual testing dates) following any acquisition. For the purposes of the covenant, net debt excludes pensions. At 31 December 2021, measured on the basis used in the covenant test, the ratio of net debt to EBITDA was 2.3x.

Invested capital and returns

The post-tax return on average invested capital in the year was 11.9% (2020: 10.8%). The increase is largely due to growth in adjusted operating profit and a lower effective tax rate.

	Year ended 31 December
	2021 £m	2020 £m
Adjusted operating profit	2,210	2,076
Tax at adjusted effective rate	(409)	(405)
Adjusted Effective tax rate	18.5%	19.5%
Adjusted operating profit after tax	1,801	1,671
Average invested capital*	15,108	15,435
Return on invested capital	11.9%	10.8%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax. In 2020, exceptional restructuring costs were also added back.

Alternative performance measures

RELX uses a range of alternative performance measures (‘APMs’) in the reporting of financial information, which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Operating and financial review

RELX 2021 I Results 14

Dividends

The final dividend proposed by the Board is 35.5p per share. This gives total dividends for the year of 49.8p (2020: 47.0p), 6% higher than the prior year.

Dividend cover, being the number of times the total interim and proposed final dividends for the year is covered by the adjusted earnings per share, is 1.8x (2020: 1.7x). Dividend cover by the reported earnings per share is 1.5x (2020: 1.4x). The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, while targeting cover of at least two times.

Corporate Responsibility

In 2021, we met our corporate responsibility objectives which reflect our focus on our unique contributions to society, as well as environment, social and governance (ESG) issues more broadly.  We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030.

Among the ways we progressed our unique contributions in the year was increasing the amount of content on the free RELX SDG Resource Centre by 62% over 2020, including 12 special issues coinciding with the UN calendar including Human Rights Day, COP 26 and the World Mental Health Day.

On data privacy and security, we continued to implement controls to increase resilience to cyber-attacks – in just one month during the year, we blocked approximately 5.9 million phishing attempts. We progressed the RELX inclusion goals through focused recruitment, training and development efforts. The percentage of women managers was 44% (from 43% in 2020) and the percentage of ethnic minority managers in the US and UK (which represents around 57% of our employee base) was 19% (17% in 2020). The market value of our cash and in-kind donations was £20.6 million (£17.6 million in 2020) and 32% of staff volunteered in company time (26% in 2020). The percentage of suppliers on our Socially Responsible Supplier tracking list who were signatories to our Supplier Code, or have an equivalent code, was 96% (91% in 2020).

Our 2021 environmental performance continued a downward trend accelerated by the global pandemic. We achieved 100% of our electricity from renewable sources, European green tariff, and certified renewable energy certificates. Our total location-based emissions comprising Scope 1, Scope 2 and Scope 3 (business flights) was 53,703 tCO2e (76,299 tCO2e in 2020). We have set a 46% carbon emissions reduction target by 2025 (2015 baseline) using the Science Based Targets initiative methodology. In the year, we introduced an internal carbon price covering Scope 1, Scope 2 and Scope 3 (business flights). We also became a signatory to the Climate Pledge – aligned with the Paris Agreement to limit temperature rise to 1.5 degrees above pre-industrial levels – to achieve net zero across all three carbon scopes by 2040 at the latest. For Scope 1, Scope 2 and Scope 3 work-related flights, cloud computing, home-based working and commuting we were net zero in 2021 through a combination of reduced emissions and the purchase of renewable energy and renewable energy certificates and Verified Carbon Standard (VCS) credits in REDD+ carbon sequestration projects.

In the year, in accordance with our Taskforce on Climate-related Financial Disclosures statement in the Annual Report and Accounts and our Corporate Responsibility Report, we have considered our climate change risks and found there is no material impact on our business. We have expanded our disclosure to include the consideration of all the TCFD transition and physical risks and how we are mitigating them in the short, medium and longer term.

Operating and financial review

RELX 2021 I Results 15

Our most important environmental impact is in the environmental knowledge we disseminate through our content, solutions and events. In the year, Elsevier launched a free report, Pathways to Net Zero, exploring clean energy research trends – available on the RELX SDG Resource Centre – with a foreword by former UN Secretary General, Ban Ki-moon. In support of this year’s UN World Environment Day theme, Ecosystem Restoration, RELX and Elsevier released a special issue on biodiversity. This collection of more than 110 articles and book chapters from Elsevier publications was also made freely available on the RELX SDG Resource Centre. We also prepared special issues for World Water Day, Earth Day and World Food Day.

Key corporate responsibility data can be found on page 34 and further information is in our 2021 Corporate Responsibility Report available now on our website at www.relx.com.

Operating and financial review

RELX 2021 I Results 16

PRINCIPAL AND EMERGING RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX PLC for the financial year including the risks and uncertainties relating to the Covid-19 pandemic and the risk of climate change to the business, and consider these remain unchanged from those set out on pages 60 to 64 of the RELX PLC Annual Report and Financial Statements 2020. These are summarised below.

Covid-19 pandemic

The impact of the Covid-19 pandemic on RELX’s business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have a significant impact on face-to-face events in our Exhibitions business with few in-person events taking place outside China and Japan between March 2020 and March 2021, with re-opening in key markets occurring later in 2021. There remains uncertainty about venue availability and the impact of travel restrictions going forward.

•

Economy and market conditions - Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in, and trading relations between, the United States, Europe and other major economies (including the evolution of the United Kingdom’s trading relationship with the European Union), political uncertainties, acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•

Intellectual property rights - Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Data resources and data privacy - Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws (or their interpretation by courts, regulators, customers or civil society) or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

Compromise of data, through a failure of our cyber security measures (see ‘Cyber security’ below), other data loss incidents or failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Paid subscriptions - Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

Operating and financial review

RELX 2021 I Results 17

•

Customer acceptance of our products - Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Acquisitions - We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Technology and business resilience - Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

•

Face-to-face events - Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

•

Cyber security - Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Supply chain dependencies - Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

Operating and financial review

RELX 2021 I Results 18

•

Talent - The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

•

Pensions - We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Tax - Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•

Treasury - The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

Ethics - As a global provider of professional information solutions to the Risk, STM, Legal and Exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Condensed consolidated financial information

RELX 2021 I Results 19

Condensed consolidated income statement

		Year ended 31 December
	Note	2021 £m	2020 £m
Revenue	2	7,244	7,110
Cost of sales		(2,562)	(2,487)
Gross profit		4,682	4,623
Selling and distribution costs		(1,197)	(1,212)
Administration and other expenses		(1,630)	(1,901)
Share of results of joint ventures		29	15
Operating profit		1,884	1,525
Finance income		8	3
Finance costs		(150)	(175)
Net finance costs		(142)	(172)
Disposals and other non-operating items		55	130
Profit before tax		1,797	1,483
Current tax		(422)	(264)
Deferred tax		96	(11)
Tax expense		(326)	(275)
Net profit for the period		1,471	1,208
Attributable to:
RELX PLC shareholders		1,471	1,224
Non-controlling interests		-	(16)
Net profit for the period		1,471	1,208

		Year ended 31 December
Earnings per share		2021	2020
Basic earnings per share	3	76.3p	63.5p
Diluted earnings per share	3	75.8p	63.2p

Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

Condensed

Condensed consolidated financial information

RELX 2021 I Results 20

consolidated statement of comprehensive income

		Year ended 31 December
	Note	2021 £m	2020 £m
Net profit for the year		1,471	1,208
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes	6	321	(155)
Tax on items that will not be reclassified to profit or loss		(48)	39
Total items that will not be reclassified to profit or loss		273	(116)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		223	(265)
Fair value movements on cash flow hedges		10	(6)
Transfer (from)/to net profit from cash flow hedge reserve		(9)	22
Tax on items that may be reclassified to profit or loss		(1)	(4)
Total items that may be reclassified to profit or loss		223	(253)
Other comprehensive income/(loss) for the year		496	(369)
Total comprehensive income for the year		1,967	839
Attributable to:
RELX PLC shareholders		1,967	855
Non-controlling interests		-	(16)
Total comprehensive income for the year		1,967	839

Condensed

Condensed consolidated financial information

RELX 2021 I Results 21

consolidated statement of cash flows

		Year ended 31 December
	Note	2021 £m	2020 £m
Cash flows from operating activities
Cash generated from operations	5	2,476	2,264
Interest paid (including lease interest)		(119)	(179)
Interest received		1	7
Tax paid (net)		(342)	(496)
Net cash from operating activities		2,016	1,596
Cash flows from investing activities
Acquisitions		(254)	(869)
Purchases of property, plant and equipment		(28)	(43)
Expenditure on internally developed intangible assets		(309)	(319)
Purchase of investments		(8)	(2)
Proceeds from disposals of property, plant and equipment		5	–
Gross proceeds from business disposals and sale of investments		220	54
Payments on business disposals		(30)	(25)
Dividends received from joint ventures		20	31
Net cash used in investing activities		(384)	(1,173)
Cash flows from financing activities
Dividends paid to shareholders		(920)	(880)
Distributions to non-controlling interests		(10)	(6)
Decrease in short term bank loans, overdrafts and commercial paper		(200)	(436)
Issuance of term debt		-	2,342
Repayment of term debt		(431)	(1,233)
Repayment of leases		(93)	(105)
Receipts in respect of subleases		17	15
Repurchase of ordinary shares		-	(150)
Purchase of shares by the Employee Benefit Trust		(1)	(37)
Proceeds on issue of ordinary shares		32	16
Net cash used in financing activities		(1,606)	(474)

Increase/(decrease) in cash and cash equivalents	5	26	(51)
Movement in cash and cash equivalents
At start of year		88	138
Increase/(decrease) in cash and cash equivalents		26	(51)
Exchange translation differences		(1)	1
At end of year		113	88

Condensed

Condensed consolidated financial information

RELX 2021 I Results 22

consolidated statement of financial position

		As at 31 December
	Note	2021 £m	2020 £m
Non-current assets
Goodwill		7,366	7,224
Intangible assets		3,304	3,425
Investments in joint ventures		105	103
Other investments		107	259
Property, plant and equipment		131	162
Right-of-use assets		161	216
Other receivables		19	27
Deferred tax assets		210	270
Net pension assets	6	46	47
Derivative financial instruments		52	138
		11,501	11,871
Current assets
Inventories and pre-publication costs		253	240
Trade and other receivables		1,960	1,927
Derivative financial instruments		31	19
Cash and cash equivalents		113	88
		2,357	2,274
Total assets		13,858	14,145
Current liabilities
Trade and other payables		3,275	3,260
Derivative financial instruments		2	9
Debt	5	232	847
Taxation		192	149
Provisions		47	109
		3,748	4,374
Non-current liabilities
Derivative financial instruments		12	3
Debt	5	5,935	6,276
Deferred tax liabilities		591	665
Net pension obligations	6	315	671
Other payables		10	49
Provisions		23	6
		6,886	7,670
Total liabilities		10,634	12,044
Net assets		3,224	2,101
Capital and reserves
Share capital	7	286	286
Share premium		1,491	1,459
Shares held in treasury	7	(876)	(887)
Translation reserve		250	27
Other reserves		2,081	1,214
Shareholders’ equity		3,232	2,099
Non-controlling interests		(8)	2
Total equity		3,224	2,101

Approved by the Board of RELX PLC, on 9 February 2022.

Condensed

Condensed consolidated financial information

RELX 2021 I Results 23

consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the year		–	–	–	(265)	1,120	855	(16)	839
Dividends paid	4	–	–	–	–	(880)	(880)	(6)	(886)
Issue of ordinary shares, net of expenses		–	16	–	–	–	16	–	16
Repurchase of ordinary shares		–	–	(87)	–	–	(87)	–	(87)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	27	27	–	27
Settlement of share awards		–	–	34	–	(34)	–	–	–
Acquisitions		–	–	–	–	2	2	(2)	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	2	2
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the year		–	–	–	223	1,744	1,967	–	1,967
Dividends paid	4	–	–	–	–	(920)	(920)	(10)	(930)
Issue of ordinary shares, net of expenses		–	32	–	–	–	32	–	32
Repurchase of ordinary shares		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	55	55	–	55
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 31 December 2021		286	1,491	(876)	250	2,081	3,232	(8)	3,224

Notes to the condensed consolidated financial information

RELX 2021 I Results 24

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report and Financial Statements 2021 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 137 to 184 of the RELX Annual Report and Financial Statements 2021. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2021. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, and the level of headroom under the financial covenant applicable to those facilities.

In preparing the group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the environmental impact of the group’s operations, and the use of the group’s products, is relatively low, no issues were identified that would impact the carrying values of such assets or have any other impact on the financial statements.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2021 have had a significant impact on the RELX accounting policies or reporting in the current year.

Notes to the condensed consolidated financial information

RELX 2021 I Results 25

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 31.

Revenue

	Year ended 31 December
	2021 £m	2020 £m
Market segment
Risk	2,474	2,417
Scientific, Technical & Medical	2,649	2,692
Legal	1,587	1,639
Exhibitions	534	362
Total	7,244	7,110
Geographical market
North America	4,321	4,307
Europe	1,472	1,369
Rest of world	1,451	1,434
Total	7,244	7,110

	Year ended 31 December
	2021 £m	2020 £m
Analysis of revenue by type
Subscriptions	4,214	4,279
Transactional	3,030	2,831
Total	7,244	7,110

Notes to the condensed consolidated financial information

RELX 2021 I Results 26

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

	Year ended 31 December
	2021 £m	2020 £m
Market segment
Risk	915	894
Scientific, Technical & Medical	1,001	1,021
Legal	326	330
Exhibitions	10	(164)
Subtotal	2,252	2,081
Unallocated items*	(42)	(5)
Total	2,210	2,076

* Includes a £35m one-off charge relating to reductions in our corporate real estate footprint.

Reconciliation of operating profit to adjusted operating profit

	Year ended 31 December
	2021 £m	2020 £m
Operating profit	1,884	1,525
Adjustments:
Amortisation of acquired intangible assets	298	376
Acquisition-related items	21	(12)
Reclassification of tax in joint ventures	7	5
Reclassification of finance income in joint ventures	–	(1)
Exceptional costs in Exhibitions	–	183
Adjusted operating profit	2,210	2,076

Acquisition-related items in the year included a gain of £27m (2020: £76m) from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

In 2020, Exhibitions incurred exceptional costs of £183m.  Of the £183m exceptional costs, £135m were cash costs, of which £52m were paid in 2021 (2020: £51m). All costs were included within administration and other expenses in the income statement.

Notes to the condensed consolidated financial information

RELX 2021 I Results 27

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

	Year ended 31 December
	2021			2020
	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share	1,471	1,928.0	76.3p	1,224	1,926.2	63.5p
Diluted earnings per share	1,471	1,939.4	75.8p	1,224	1,937.8	63.2p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

	Year ended 31 December
	2021			2020
	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share	1,689	1,928.0	87.6p	1,543	1,926.2	80.1p

Adjusted net profit is reconciled to net profit on page 31.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2021, in amounts per ordinary share, comprise: a 2020 final dividend of 33.4p (2020: 32.1p) and a 2021 interim dividend of 14.3p (2020: 13.6p), giving a total of 47.7p (2020: 45.7p).

The Directors of RELX PLC have proposed a final dividend of 35.5p (2020: 33.4p), giving a total for the financial year of 49.8p (2020: 47.0p). The total cost of funding the proposed final dividend is expected to be £685m, for which no liability has been recognised at the statement of financial position date.

The final dividend is subject to shareholder approval at the Company’s 2021 AGM. The final dividend as approved will be paid on 7 June 2022, with an ex-dividend date of 28 April 2022 and a record date of 29 April 2022. The Euro equivalent of the final dividend will be announced on 23 May 2022.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 17 May 2022. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 17 May 2022.

Notes to the condensed consolidated financial information

RELX 2021 I Results 28

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2021 £m	2020 £m
Operating profit	1,884	1,525
Share of results of joint ventures	(29)	(15)
Amortisation of acquired intangible assets	297	376
Amortisation of internally developed intangible assets	295	319
Depreciation of property, plant and equipment	52	60
Depreciation of right-of-use assets	80	88
Share based remuneration	45	25
Total non-cash items	769	868
Increase in working capital*	(148)	(114)
Cash generated from operations	2,476	2,264

* Includes amortisation of pre-publication costs of £60m (2020: £62m).

Reconciliation of net debt

	Year ended 31 December
	Cash & cash equivalents £m	Debt £m	Related derivative financial instruments £m	Finance lease receivable £m	2021 £m	2020 £m
At start of year	88	(7,123)	119	18	(6,898)	(6,191)

Increase/(decrease) in cash and cash equivalents	26	-	-	-	26	(51)
Decrease/(increase) in debt	-	631	-	-	631	(673)
Repayment of leases	-	93	-	(17)	76	90
Changes in net debt resulting from cash flows	26	724	-	(17)	733	(634)
Borrowings in acquired businesses	-	-	-	-	-	(3)
Remeasurement and derecognition of leases	-	(4)	-	-	(4)	(8)
Inception of leases	-	(25)	-	1	(24)	(24)
Fair value adjustments	-	85	(83)	-	2	(4)
Exchange translation differences	(1)	176	(1)	-	174	(34)
At end of year	113	(6,167)	35	2	(6,017)	(6,898)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net debt as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2021 I Results 29

5 Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

	Year ended 31 December
	Debt (excluding leases) £m	Lease liabilities £m	2021 £m	2020 £m
Within 1 year	163	69	232	847
Within 1 to 2 years	641	40	681	79
Within 2 to 3 years	1,012	37	1,049	695
Within 3 to 4 years	628	29	657	1,119
Within 4 to 5 years	626	17	643	701
After 5 years	2,889	16	2,905	3,682
After 1 year	5,796	139	5,935	6,276
Total	5,959	208	6,167	7,123

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2021 by a $3.0bn (£2.2bn) committed bank facility, consisting of tranches of: $1,263m (£936m) maturing in 2023 and $1,706m (£1,264m) maturing in 2024. The committed bank facility was undrawn.

The total fair value of gross debt (excluding leases) as at 31 December 2021 was £6,269m (31 December 2020: £7,348m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the year were as follows:

	Year ended 31 December
	2021 £m	2020 £m
At start of period	(624)	(520)
Service cost	(24)	(24)
Net interest on net defined benefit obligation	(9)	(10)
Settlements and past service credits	-	13
Contributions by employer	67	70
Actuarial gains/(losses)	319	(118)
Exchange translation differences	-	(1)
Decrease/(increase) in impact of asset recognition ceiling	2	(34)
At end of period	(269)	(624)

The net pension deficit comprises:

	Year ended 31 December
	2021 £m	2020 £m
Fair value of scheme assets	5,397	5,153
Defined benefit obligations of funded schemes	(5,360)	(5,459)
Net deficit of funded schemes	37	(306)
Defined benefit obligations of unfunded schemes	(261)	(271)
Asset ceiling	(45)	(47)
Net deficit	(269)	(624)

Notes to the condensed consolidated financial information

RELX 2021 I Results 30

6Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

	Year ended 31 December
	2021 £m	2020 £m
Net pension asset	46	47
Net pension obligations	(315)	(671)
Overall net pension obligation	(269)	(624)

7Share capital

	Year ended 31 December
	2021			2020
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
Number of ordinary shares
At start of year	1,982.3	(56.3)	1,926.0	1,931.8
Issue of ordinary shares	2.7	-	2.7	1.5
Repurchase of ordinary shares	-	-	-	(7.8)
Net release of shares by the Employee Benefit Trust	-	0.7	0.7	0.5
At end of year	1,985.0	(55.6)	1,929.4	1,926.0

8Related party transactions

There have been no material related party transactions in the year ended 31 December 2021.

9 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2021	2020	31 December 2021	31 December 2020
Euro to sterling	1.16	1.12	1.19	1.12
US dollars to sterling	1.38	1.28	1.35	1.37

Reconciliation of additional performance measures

RELX 2021 I Results 31

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies.

A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2021 £m	2020 £m
Operating profit	1,884	1,525
Adjustments:
Amortisation of acquired intangible assets	298	376
Acquisition-related items	21	(12)
Reclassification of tax in joint ventures	7	5
Reclassification of finance income in joint ventures	-	(1)
Exceptional costs in Exhibitions	-	183
Adjusted operating profit	2,210	2,076

Profit before tax	1,797	1,483
Adjustments:
Amortisation of acquired intangible assets	298	376
Acquisition-related items	21	(12)
Reclassification of tax in joint ventures	7	5
Net interest on net defined benefit pension obligation and other	9	11
Disposals and other non-operating items	(55)	(130)
Exceptional costs in Exhibitions	-	183
Adjusted profit before tax	2,077	1,916

Tax charge	(326)	(275)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets*	22	35
Other deferred tax credits from intangible assets**	(61)	(78)
Tax on acquisition-related items	(11)	(6)
Reclassification of tax in joint ventures	(7)	(5)
Tax on net interest on net defined benefit pension obligation and other	(2)	(2)
Tax on disposals and other non-operating items	1	3
Tax on exceptional costs in Exhibitions	-	(45)
Adjusted tax charge	(384)	(373)

Net profit attributable to RELX PLC shareholders	1,471	1,224
Adjustments (post-tax):
Amortisation of acquired intangible assets	316	395
Other deferred tax credits from intangible assets**	(61)	(78)
Acquisition-related items	10	(18)
Net interest on net defined benefit pension obligation and other	7	9
Disposals and other non-operating items	(54)	(127)
Exceptional costs in Exhibitions	-	138
Adjusted net profit attributable to RELX PLC shareholders	1,689	1,543

Cash generated from operations	2,476	2,264
Adjustments:
Dividends received from joint ventures	20	31
Purchases of property, plant and equipment	(28)	(43)
Proceeds from disposals of property, plant and equipment	5	–
Expenditure on internally developed intangible assets	(309)	(319)
Repayment of lease principal (net)	(76)	(87)
Payments in relation to acquisition-related items	46	67
Pension recovery payment	44	45
Exceptional costs in Exhibitions	52	51
Adjusted cash flow	2,230	2,009

* The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

**Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Summary financial information in euros

RELX 2021 I  Results 32

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 9 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2021 €m	2020 €m
Revenue	8,403	7,963
Operating profit	2,185	1,708
Profit before tax	2,085	1,661
Net profit attributable to RELX PLC shareholders	1,706	1,371
Adjusted operating profit	2,564	2,325
Adjusted profit before tax	2,409	2,146
Adjusted net profit attributable to RELX PLC shareholders	1,959	1,728
Basic earnings per share	€	€
RELX PLC	€0.885	€0.712
Adjusted earnings per share	€1.016	€0.897

Condensed consolidated statement of cash flows

	Year ended 31 December
	2021 €m	2020 €m
Net cash from operating activities	2,338	1,788
Net cash used in investing activities	(445)	(1,314)
Net cash used in by financing activities	(1,863)	(531)
Increase/(decrease) in cash and cash equivalents	30	(57)
Adjusted cash flow	2,587	2,250

Condensed consolidated statement of financial position

	As at 31 December
	2021 €m	2020 €m
Non-current assets	13,686	13,295
Current assets	2,805	2,547
Total assets	16,491	15,842
Current liabilities	4,460	4,899
Non-current liabilities	8,194	8,590
Total liabilities	12,654	13,489
Net assets	3,837	2,353

Summary financial information in US dollars

RELX 2021 I  Results 33

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 9 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	As at 31 December
	2021 US$m	2020 US$m
Revenue	9,997	9,101
Operating profit	2,600	1,952
Profit before tax	2,480	1,898
Net profit attributable to RELX PLC shareholders	2,030	1,567
Adjusted operating profit	3,050	2,657
Adjusted profit before tax	2,866	2,452
Adjusted net profit attributable to RELX PLC shareholders	2,331	1,975
Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$1.053	$0.814
Adjusted earnings per American Depositary Share (ADS)	$1.209	$1.025

Condensed consolidated statement of cash flows

	Year ended 31 December
	2021 US$m	2020 US$m
Net cash from operating activities	2,782	2,043
Net cash used in investing activities	(530)	(1,501)
Net cash used in by financing activities	(2,216)	(607)
Increase/(decrease) in cash and cash equivalents	36	(65)
Adjusted cash flow	3,077	2,572

Condensed consolidated statement of financial position

	Year ended 31 December
	2021 US$m	2020 US$m
Non-current assets	15,526	16,263
Current assets	3,182	3,115
Total assets	18,708	19,378
Current liabilities	5,060	5,992
Non-current liabilities	9,296	10,508
Total liabilities	14,356	16,500
Net assets	4,352	2,878

2021 Key Corporate Responsibility Data

RELX 2021 I  Results 34

	2021	2020	2019	2018	2017
Revenue (£m)	7,244	7,110	7,874	7,492	7,341
People
Number of full-time equivalent employees (year-end)	33,500	33,200	33,200	32,100	31,000
Percentage of female employees (%)^	50	51	50	51	51
Percentage of female managers (%)^	44	43	42	42	43
Percentage of female senior leaders (%)[1]^	33	31	30	28	29
Community[2]
Total cash and in-kind donations (products, services and time (£m))	10.4	9.2	9.2	8.7	7.5
Market value of cash and in-kind donations (£m)	20.6	17.6	18.7	17.6	12.6
Percentage of staff volunteering (%)[3]	32	26	45	42	45
Total number of days volunteered in company time	10,362	6,821	12,127	11,720	12,670
Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.07	0.11	0.50	0.28	0.55
Frequency rate (cases per 200,000 hours worked)^	0.01	0.01	0.06	0.03	0.06
Severity rate (lost days per 200,000 hours worked)^	0.02	0.07	0.69	0.69	1.15
Number of lost time incidents (>1 day)^	2	3	14	8	17
Socially responsible suppliers (SRS)
Number of key suppliers on SRS database[5]	359	412	354	348	344
Number of independent external audits	111	99	93	84	83
Percentage signing Supplier Code of Conduct (%)[6]^	96	91	91	89	91
Environment[7]
Total energy (MWh)^	117,161	133,238	163,628	179,228	186,228
Renewable electricity (MWh)^	101,510	125,019	136,410	125,707	117,799
Percentage of electricity from renewable sources (%)[8]^	100	100	96	81	72
Water usage (m3)^	175,372	215,858	331,913	332,490	344,918
Climate change (tCO2e)[9]
Scope 1 (direct) emissions^	5,226	4,516	7,848	7,477	8,231
Scope 2 (location-based) emissions^	43,445	53,131	68,229	74,279	84,590
Scope 2 (market-based) emissions^	7,715	10,773	17,704	16,004	21,831
Scope 3 (business flights)[10]^	5,032	18,652	62,254	68,363	58,034
Total emissions using scope 2 (location-based) emissions^	53,703	76,299	138,331	150,119	150,855
Total emissions using scope 2 (market-based) emissions^	17,973	33,941	87,806	91,844	88,096
Waste[11]
Total waste (t)^	2,192	2,618	4,587	6,448	6,664
Percentage of waste recycled (%)^	81	73	50	64	69
Percentage of waste diverted from landfill (%)^	89	87	69	72	76
Paper
Production paper (t)^	40,910	36,259	34,599	35,555	36,484
Sustainable content (%)[12]^	98	92	96	90	90

1

We define senior leaders as either a) colleagues with a management grade of 17 and above, based on our job architecture framework developed with Willis, Towers Watson and b) colleagues with a management grade of 16 (and above) with a hierarchy of 4 (or 5 in some circumstances) reporting levels from the CEO.

2	Data reporting methodology assured by Business for Societal Impact. Reporting period covers 12 months from December 2020 to November 2021.
3

All Group employees can take up to two days off per year (coordinated with line managers) to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using their two days, as well as those who participated in other company-sponsored volunteer activities. Volunteering rates decreased in the year due to restrictions related to Covid-19.

4	Accident reporting covers approximately 86% of employees.
5	We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.
6

Signatories to the CoC include suppliers who have not signed the RELX Code, but already operate to equivalent codes of their own. These suppliers are subject to the same tracking and checking against the requirements of the RELX Code of Conduct as those which have signed the RELX Code.

7	Environmental data (carbon, energy, water, waste) covers the 12 months from December 2020 to November 2021.

2021 Key Corporate Responsibility Data

RELX 2021 I  Results 35

8

We purchase renewable electricity on green tariffs at locations in the UK, Austria and the Netherlands. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of the electricity consumption outside the US, but we do not apply any market-based emissions factors on this portion of electricity consumption.

9	Market-based and location-based emissions have been reported in compliance with the updated GHG Protocol guidance.
10	Covers all flights booked through our corporate travel partner. All years use the DEFRA RF emissions factor for air travel in Scope 3 (other).
11	Waste figures represent all operations, including estimates from non-reporting locations.
12	% in PREPS grade 3 or 5 (known and responsible sources) or certified to FSC or PEFC. Previous years restated based on this methodology for the 2025 Targets.

^    Data assured by EY.

Investor information

RELX 2021 I  Results 36

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £45bn/€53bn/$61bn.

The Annual Report and Financial Statements 2021 are expected to be available on the RELX website at www.relx.com from 17  February 2022. Copies of the Annual Report and Financial Statements 2021 are expected to be posted to shareholders of RELX  PLC on 4 March 2022. Copies of the 2021 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom